UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield files an F-1 Registration Statement with the SEC

December 11, 2014 - Abengoa Yield (NASDAQ: ABY) has filed an F-1 registration statement with the Securities and Exchange Commission related to the proposed sale by Abengoa of up to 10.6 million shares of Abengoa Yield by means of a secondary public offering.

This press release is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933 and does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and Europe. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

EVP and Chief Financial Officer

Eduard Soler

Tel: +34 954 93 71 11

E-mail: ir@abengoayield.com

Communication Department

Patricia Malo de Molina Meléndez.

Tel: +34 954 93 71 11

E-mail: communication@abengoa.com

Investor Relations Leire Pérez Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: December 11, 2014